SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
 PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
TRINITY PLACE HOLDINGS INC.
(Name of Issuer)
Common Stock, Par Value $0.01
(Title of Class of Securities)
89656D101
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
667 MADISON AVENUE, 25TH FLOOR
NEW YORK, NEW YORK 10065
(212) 752-7345
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices of Communication)
April 5, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 7 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89656D101	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		4,133,410(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
4,133,410(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,133,410(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.2%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 4,133,410 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 4,133,410 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 31,228,005 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on April 5, 2017.

CUSIP NO. 89656D101	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		4,133,410(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
4,133,410(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,133,410(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.2%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 4,133,410 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 4,133,410 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 31,228,005 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on April 5, 2017.

CUSIP NO. 89656D101	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		4,133,410(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
4,133,410(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,133,410(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.2%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 4,133,410 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 4,133,410 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 31,228,005 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on April 5, 2017.

CUSIP NO. 89656D101	Schedule 13D	Page 5 of 7

Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) dated April 11, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 on December 8, 2015 (the “Amendment No. 1”) and Amendment No. 2 on February 14, 2017 (the “Amendment No. 2”).  The Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are together referred to herein as the “Schedule 13D”.
This Amendment No. 3 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation (“Trinity” or the “Company”), owned by the Reporting Persons.  Except as specifically amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 3. Sources and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph after the third paragraph of Item 3:
“Pursuant to a prospectus supplement dated March 2, 2017, the Company granted holders of Common Stock, at no charge, non-transferable subscription rights to purchase shares of Common Stock (the “Rights Offering”) at a price of $7.50 per share.  On April 5, 2017, effective upon the closing of the Rights Offering, MFP exercised its pro rata subscription rights with respect to its ownership of Common Stock and purchased from the Company 462,833 shares of Common Stock at a price of $7.50 per share, for an aggregate purchase price of $3,471,247.50.  The source of funds for the acquisition of the shares of Common Stock by MFP pursuant to the Rights Offering was working capital.”
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing sections (a) and (b) of Item 5 with the following:
“(a)  MFP directly owns 4,133,410 shares of Common Stock, representing approximately 13.2% of the outstanding shares of Common Stock.  The ownership percentage set forth above is based on 31,228,005 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on April 5, 2017.
(b)  Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the 4,133,410 shares of Common Stock reported herein.”

CUSIP NO. 89656D101	Schedule 13D	Page 6 of 7

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:   April 7, 2017
MFP Partners, L.P., by its General Partner, MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 89656D101	Schedule 13D	Page 7 of 7

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 17, 2013, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Investment Agreement, by and among MFP Partners, L.P. and Trinity Place Holdings Inc. (including the form of Registration Rights Agreement), dated as of September 11, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on September 15, 2015 and incorporated herein by reference)*

Exhibit 3
Private Placement Agreement, by and among the Company and the investors identified on Schedule A therein, dated as of February 14, 2017 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on February 17, 2017 and incorporated herein by reference)*

Exhibit 4	Agreement made as of February 14, 2017, by and between MFP and DS Fund I LLC*

                                                                                     * Filed previously